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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
~~8-68343~~ 8-53508

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

INDIAN HARBOR, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One River Road
(No. and Street)

Cos Cob	CT	06807
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - if individual, state last, first, middle name)

850 Canal Street – 4th Floor	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/21/14

OATH OR AFFIRMATION

I, Stephen McMenamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Indian Harbor, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 12th day of February 2014. Commission expires: 11/30/2018 State of CT

Constance Elkner Sledge
Notary Public
Constance Elkner Sledge

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIAN HARBOR, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

INDIAN HARBOR, LLC
Index
December 31, 2013

Page(s)

McGladrey

Independent Auditor's Report

To the Members
Indian Harbor, LLC
Greenwich, Connecticut

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Indian Harbor, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Indian Harbor, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Stamford, Connecticut
February 25, 2014

INDIAN HARBOR, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	1,789,628
Fees receivable		44,086
Equipment and leasehold improvements - net of depreciation and amortization of $888,084		11,197
Other assets		136,938
Total assets	$	1,981,849
Liabilities and Members' Equity		
Compensation payable to members		51,656
Other accrued expenses		40,763
Total liabilities		92,419
Members' equity		1,889,430
Total liabilities and members' equity	$	1,981,849

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Indian Harbor, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary activity is to raise capital for private investment entities. Its revenue is derived from placement fees and a share of continuing management and performance fees earned by the investment manager. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC, and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of presentation: These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fees receivable and allowance for doubtful accounts: Fees receivable are due from the Company's major client under normal trade terms. Management reviews fees receivable periodically to determine whether receivables will potentially be uncollectible.

Equipment and leasehold improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

Estimated useful lives of equipment and leasehold improvements are as follows:	
Equipment	3-6 years
Furniture	5 years
Software	3 years
Leasehold improvements - 5 years of remaining life of lease whichever is shorter.	

Note 2. Concentrations and Related Party Transactions

One major client accounted for 96% of total revenues earned during 2013 and 100% of fees receivable as of December 31, 2013.

Substantially all of the Company's cash is held in accounts at a major commercial bank. Management does not expect any losses to result with respect to any of these concentrations.

The accompanying notes are an integral part of this financial statement.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to $250,000. Under certain circumstances, equity capital may not be withdrawn. At December 31, 2013, the Company had net capital of $1,741,295, which was $1,491,295 in excess of its required net capital of $250,000.

Note 4. Leasing Arrangements

The Company leases office space from a related company at rates which the Company believes are fair market rental rates. The Company is obligated under a non-cancelable operating lease, with this related party, for office space expiring April 30, 2015. Total rent expense for 2013 was $232,240. Future rent payments are $19,586 per month. There are no escalations that would result in accrued or deferred rent. Future rent obligations under the lease are $235,012 for 2014 and $78,344 for 2015. The sub-lease agreement calls for$84,000 of rental income in 2014.

In connection with the lease mentioned in the preceding paragraph, the Company subleased a portion of the office space to another related party. This lease, which is renewable annually, expired on December 31, 2013, and was renewed through December 31, 2014. Total rent income for 2013 was $84,000.

In addition to the above arrangements, the Company leases office space to an unrelated party. The lease is on a month to month basis. Total rent income for 2013 was $51,000.

Note 5. Employee Benefit Plan

The Company maintained a defined contribution 401(k) Retirement Savings and Profit Sharing Plan. Effective June 30, 2013 the Plan was terminated. There was no discretionary profit sharing contribution made in 2013.

Note 6. Equipment and Leasehold Improvements

Details of equipment and leasehold improvements at December 31, 2013 are as follows:

Equipment	$	212,002
Furniture		253,649
Software		21,500
Leasehold improvements		412,130
		899,281
Less accumulated depreciation and amortization		(888,084)
	$	11,197

The accompanying notes are an integral part of this financial statement.

Note 7. Income Taxes

As a limited liability company, each member is responsible for reporting income or loss based upon the member's respective share of the Company's revenues and expenses and accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is no longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2010. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions.

Note 8. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

INDIAN HARBOR, LLC

Statement of Financial Condition
December 31, 2013

Note 9. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 25, 2014, and determined there have not been any events that hacve occurred that would require adjustments to or disclosures in the financial statements.

The accompanying notes are an integral part of this financial statement.